UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15259

ARGO GROUP INTERNATIONAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

501 7th Avenue
7th Floor
New York, New York 10018
(210) 321-8400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.500% Senior Notes due 2042 issued by Argo Group US, Inc. and the Guarantee With Respects Thereto
Depositary Shares, Each Representing a 1/1000th Interest in 7.00% Resettable Fixed Rate Preferred Stock, Series A, Par Value $1.00 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Argo Group International Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2025	Argo Group International Holdings, Inc.

	By:	/s/ Michael Tiliakos
	Name:	Michael Tiliakos
	Title:	General Counsel and Secretary